FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “ Company”)
120 Adelaide Street West
Suite 800
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

September 29, 2014

ITEM 3 ——	News Release

A news release was disseminated on September 29, 2014 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

The Company has completed a consolidation of its issued and outstanding common shares (the “Shares”) on the basis of one (1) post-consolidation Share for every five (5) pre-consolidation Shares (the “Consolidation”).

ITEM 5 ——	Full Description of Material Change

The Company has completed a consolidation of its issued and outstanding Shares on the basis of one (1) post-consolidation Share for every five (5) pre-consolidation Shares.

The Consolidation was effective September 29, 2014, and the Shares began trading on a consolidated basis on Wednesday, October 1, 2014. The Consolidation was approved by shareholders at the Company’s Annual and Special Meeting held on August 12, 2014. The 61,460,318 pre-Consolidation Shares were consolidated to 12,292,021 post- Consolidation Shares. No fractional Shares were issued as a result of the Consolidation. Any resulting fractional post-Consolidation Shares were rounded down to the nearest whole Share. The exercise price and the number of Shares issuable under any of the Company’s outstanding Share purchase warrants and incentive stock options were proportionately adjusted to reflect the Consolidation.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:

Alan Friedman, Executive Vice-President Corporate Development

(416) 250- 1955

ITEM 9 ——	Date of Report

October 1, 2014